                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                SCHEDULE 14D-9
                                (RULE 14D-101)

                     SOLICITATION/RECOMMENDATION STATEMENT
      PURSUANT TO SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                             NEWSEDGE CORPORATION
                           (Name of Subject Company)

                             NEWSEDGE CORPORATION
                      (Name of Persons Filing Statement)

                         Common Stock, $0.01 Par Value
                        (Title of Class of Securities)

                                  652 49 Q106
                     (CUSIP Number of Class of Securities)

                              Clifford M. Pollan
                                   President
                             NewsEdge Corporation
                               80 Blanchard Road
                             Burlington, MA 01803
                                (781) 229-3000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

                                With copies to:
                         Lawrence S. Wittenberg, Esq.
                            Lawrence A. Gold, Esq.
                        Testa, Hurwitz & Thibeault, LLP
                                125 High Street
                               Boston, MA 02110
                                (617) 248-7000

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

===============================================================================
The following is a joint press release issued by The Thomson Corporation and NewsEdge Corporation on August 7, 2001 announcing the proposed tender offer and merger.
===============================================================================

THE THOMSON CORPORATION
Toronto Dominion Bank Tower, Suite 2706
PO Box 24, Toronto-Dominion Centre
Toronto, Ontario M5K 1A1
Tel (416) 360-8700   Fax (416) 360-8812
www.thomson.com

INVESTOR CONTACTS:                  Media Contacts:
------------------                  --------------
John Kechejian                      David Scott                           Jason Stewart
Vice President, Investor Relations  Vice President, Marketing             Director, Corporate Communications
The Thomson Corporation             NewsEdge Corp.                        The Thomson Corporation
(203) 328-9470                      (781) 229-3000                        (203) 328-8339
john.kechejian@thomson.com          david.scott@newsedge.com              jason.stewart@thomson.com

Ron Benanto                         John Shaughnessy
Vice President, CFO                 Director, Corporate Communications
NewsEdge Corp.                      Thomson Legal & Regulatory
(781) 229-3000                      (651) 687-4749
ron.benanto@newsedge.com            john.shaughnessy@westgroup.com
                                    ------------------------------

               THE THOMSON CORPORATION TO ACQUIRE NEWSEDGE CORP.

     TORONTO and BURLINGTON, Mass., August 7, 2001 - The Thomson Corporation (TSE: TOC), a leading e-information and solutions company in the business and professional marketplace, and NewsEdge Corp. (NASDAQ: NEWZ), today announced that they have signed a definitive agreement under which Thomson will acquire NewsEdge.

     Under the terms of the agreement, a newly formed Thomson subsidiary will make a cash tender offer for all of the shares of NewsEdge common stock, at a price of US$2.30 per share, or approximately US$43 million, which includes cash in the business.

     "The acquisition of NewsEdge builds on the commitment of The Thomson Corporation to provide broad and powerful information and tools to the business and professional market," said Brian H. Hall, president and chief executive officer of Thomson Legal & Regulatory. "Like Westlaw(R), Dialog(R) and other Thomson products, NewsEdge offers timeliness, breadth of coverage and editorial excellence. It also provides an important complement to our news and current awareness services, and enhances our position in the business news and corporate market segments," he added.

     NewsEdge is a US$71 million provider of real-time news and information products and services to approximately 1,500 corporations and professional service firms worldwide. NewsEdge combines proprietary technology, content and specialized editorial processes to deliver tailored information and decision-support solutions to knowledge workers through its information products and content solutions. Thomson plans to align NewsEdge with The Dialog Corporation, a leading provider of online information services for business, science, engineering, finance and law professionals, as part of the Thomson Legal & Regulatory market group. NewsEdge will continue to be run by its current management team, headed by President and Chief Executive Officer Clifford M. Pollan, a long-time information services executive.

     Roy Martin, president and chief executive officer of Dialog, said NewsEdge is seen as a key to supporting the Thomson strategy of integrating its information and technology tools within the infrastructure of its customers. "In today's business environment, critical decisions are only as good as the information they are based on," said Martin. "NewsEdge's unique strength in developing enterprise content and decision-support solutions helps its customers more easily navigate and unlock the unrealized value of all of their information assets, shaping the strategies and decisions that drive the success of the organization."

     NewsEdge President and Chief Executive Officer Pollan said, "Today's announcement signals a new future for NewsEdge, giving us new resources and an even stronger presence in the corporate enterprise market. By leveraging the strength, technology and reputation of The Thomson Corporation across our lines of business, we can deliver even greater value to our customers, our partners and our employees."

     The closing of the offer, which is expected to be completed during the second half of the year, is conditioned upon the tender of a majority of NewsEdge's shares and customary closing conditions. All of NewsEdge's directors and certain of the executive officers, as well as a significant shareholder of NewsEdge, have pledged to tender their shares in the offer and/or vote in favor of the Thomson acquisition. NewsEdge was advised by Broadview Associates LLC, which rendered a fairness opinion to its board.

     The offer will be followed by a back-end merger of the Thomson subsidiary with and into NewsEdge on the same terms as those in the offer and will be subject to customary closing conditions. The offer is expected to commence as soon as practicable following filing of required documents with the Securities and Exchange Commission.

     This news release is for informational purposes only. It does not constitute an offer to purchase shares of NewsEdge or a solicitation/recommendation statement under the rules and regulations of the Securities and Exchange Commission. At the time Thomson commences the offer, Thomson will file with the Securities and Exchange Commission a tender offer statement on Schedule TO and NewsEdge will file a solicitation/recommendation statement on Schedule 14D-9. THOSE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION AND SECURITY HOLDERS OF NEWSEDGE ARE ADVISED TO CAREFULLY READ THOSE DOCUMENTS (WHEN THEY BECOME AVAILABLE) BEFORE MAKING ANY DECISION WITH RESPECT TO THE TENDER OFFER. These documents will be provided to NewsEdge security holders at no expense to them and, when filed with the Securities and Exchange Commission, may be obtained free at www.sec.gov.

ABOUT THE THOMSON CORPORATION

     The Thomson Corporation (TSE: TOC), with 2000 revenues of approximately $6.0 billion, is a leading global e-information and solutions company in the business and professional marketplace. The Corporation's common shares are listed on the Toronto and London stock exchanges. For more information, visit The Thomson Corporation at www.thomson.com.

ABOUT DIALOG

     Dialog (www.dialog.com) is the worldwide leader in providing online-based information services to organizations seeking competitive advantages in such fields as business, science, engineering, finance and law. Its products and services, such as Dialog(R), Profound(R) and DataStar(TM), offer organizations the ability to precisely retrieve data from more than 6 billion pages of key information, accessible via the Internet or through delivery to enterprise intranets. For almost three decades, Dialog's brands have been known for their breadth and depth of content, precision searching and speed. Headquartered in Cary, N.C., U.S.A., with offices around the world, Dialog products are used by more than 100,000 professional researchers in more than 100 countries.

ABOUT NEWSEDGE

     NewsEdge Corporation (NASDAQ: NEWZ) is a global provider of content solutions for business. Its customers include both content creators and the operators of the world's most active Web sites. NewsEdge offers technology and services for its customers to create, manage and deploy content for millions of end-users through enterprise sites, portals, publisher Web sites and distribution channels. NewsEdge services make organizations smarter, attract specialized audiences, foster high-frequency usage, promote Web site "stickiness" and ultimately cultivate commerce. NewsEdge serves thousands of sites and companies with highly targeted content solutions from the NewsEdge Refinery, including industry-specific topics, wireless services, turn-key permission marketing and publishing tools, outsourced editorial capabilities and sub-second live news feeds and applications. The NewsEdge Refinery combines a patented combination of sophisticated technology and human editorial review to deliver highly targeted news on more than 2,000 business topics from more than 2,000 sources. NewsEdge is headquartered in Burlington, Mass., with offices and distributors throughout North America, South America, Europe, Japan and the Middle East. For more information about NewsEdge Corporation, visit www.NewsEdge.com.

Certain statements made herein are forward-looking statements under the Private Securities Litigation Reform Act of 1995. They include statements regarding expected benefits of the NewsEdge acquisition. These statements are based on management's current expectations and estimates; actual results may differ materially due to certain risks and uncertainties. For example, Thomson's ability to achieve expected results may be affected by competitive price pressures, inability to successfully integrate NewsEdge's operations, failure of the transaction to close due to the inability to obtain regulatory or other approvals, failure of NewsEdge shareholders to tender shares or to approve the merger, if that approval is necessary, inability of the combined company to retain key executives and other personnel, conditions of the economy, industry growth and internal factors, such as the ability to control expenses. For a discussion of additional factors affecting Thomson, see the Thomson Annual Report on Form 40-F for the fiscal year ended December 31, 2000 as filed with the Securities and Exchange Commission.

================================================================================
     The following is an e-mail announcement of the proposed tender offer and merger prepared by NewsEdge Corporation and distributed to employees of
NewsEdge Corporation.
================================================================================


                           MESSAGE FROM CLIFF POLLAN
                          AUDIENCE: NEWSEDGE EMPLOYEES

It is with a great deal of excitement that I share with you news of the acquisition of NewsEdge by The Thomson Corporation. The transaction is being announced this morning, with a joint press release going out on the wire, as well as directly to key analysts, investors, media and customers. We expect the closing of the cash tender -which has been approved by management and both boards of directors - could be finalized in the second half of the year, subject to the tender of a majority of eligible shares of NewsEdge and customary closing conditions.

We've all worked hard to get to this point. You've worked hard, during both difficult and euphoric economic times. Through it all, we've remained focused on the idea that content and news is valuable to business and that the right information, in the right hands at the right time is almost priceless. That dedication and hard work is exactly what attracted Thomson. From the very first meeting with Thomson management through to last night's signing of the deal, Thomson has continuously expressed respect and admiration for all we've built together. Thank you for your commitment and enthusiasm.

We will become a part of the Thomson Legal & Regulatory market group and will operate as a unit of Dialog. Thomson Legal & Regulatory has operations in 26 countries and is a leading provider of e-information solutions to legal, tax, accounting, intellectual property, compliance and business professionals around the world. Thomson Legal & Regulatory revenue was $2.6 billion in 2000 and the group employs 17,000 people. I will continue to lead the current management team forward as we transition the company into a unified business during the next 12 months.

Burlington-based employees may know that another Thomson division, Thomson Financial, which includes Thomson Financial/First Call, Primark and other brands, employs thousands of people in the Boston area. Other Thomson brands, some of which we deliver through NewsEdge include Westlaw, IAC/Gale, Investext and Disclosure.

Thomson will be a terrific new parent for NewsEdge. The organization's culture is complementary to our own. The Thomson management team's vision - to be the world's foremost global e-information solutions company in the business and professional marketplace - matches NewsEdge's goals extraordinarily well.

NewsEdge has come a long way. In the beginning we were true pioneers, and in many ways we still are. We defined the electronic news distribution marketplace. Together we created a business from our collective vision of making news valuable for business. Since the beginning, we've released compelling information products and services, signed up the world's premier news sources, grown the business and expanded globally. We now serve more than 1,500 organizations, including more than half of the 100 largest organizations in the world.

Now we take our next step. As we focus on completing the products and technologies currently under development including the Real-Time Content Refinery and Sapience, we will be working hard to deliver the value Thomson expects from NewsEdge. As part of Thomson, NewsEdge will have the financial resources and support to build new products and services, as well as to efficiently market, sell and support existing and new customers. We will be part of a global information company, $6 billion in revenues strong with an operating profit of $1 billion. Within this global information services family, we believe NewsEdge will be best positioned to grow, innovate and develop toward an exciting future.

We have created a transitions section on our intranet, which can be accessed by linking from info.newsedge.com. When the tender offer commences, we will provide more information and resources, plus an e-mail form to submit your questions. Answers will be posted for everyone to see.

Again, thank you for your support and hard work. This will surely be a new and exciting next chapter in our lives.

THIS COMMUNICATION IS FOR INFORMATIONAL PURPOSES ONLY. IT DOES NOT CONSTITUTE AN OFFER TO PURCHASE SHARES OF NEWSEDGE OR A SOLICITATION/RECOMMENDATION STATEMENT UNDER THE RULES AND REGULATIONS OF THE SECURITIES AND EXCHANGE COMMISSION. WE URGE ALL INVESTORS AND SECURITY-HOLDERS OF NEWSEDGE TO READ THOMSON'S TENDER OFFER STATEMENT AND NEWSEDGE'S SOLICITATION/RECOMMENDATION STATEMENT WHEN THEY ARE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION AS THEY BECOME AVAILABLE. THEY WILL CONTAIN IMPORTANT INFORMATION AND MAY BE OBTAINED FROM THE SECURITIES AND EXCHANGE COMMISSION FREE AT WWW.SEC.GOV.

===============================================================================
     The following is a question and answer document prepared by The Thomson Corporation and NewsEdge Corporation relating to the proposed tender offer and merger and placed on the NewsEdge Corporation intranet which is accessible to employees of NewsEdge Corporation.
===============================================================================

                                      Q&A
AUDIENCE: NEWSEDGE EMPLOYEES

WHY IS THE THOMSON CORPORATION PURCHASING NEWSEDGE?

The acquisition underscores the Thomson commitment to provide the broadest and most powerful e-information solutions to the legal, regulatory, government, corporate, financial and other professional markets. NewsEdge is seen as a key to supporting the Thomson strategy of integrating its information and technology tools within the daily work processes of its customers. Its products will add a new dimension to existing Thomson Legal & Regulatory news and current awareness products, and will complement its core primary and secondary legal and regulatory products and services.

WHAT IS THE STRATEGIC SIGNIFICANCE OF THIS ACQUISITION? (WHERE DOES NEWSEDGE FIT IN?)

NewsEdge will help to strengthen the Thomson Legal & Regulatory position as a leading information solutions provider to legal, tax, accounting, government, corporate, financial and other professional markets. NewsEdge's strength in the corporate market will enhance Thomson Legal & Regulatory marketing efforts within this customer group. We expect that NewsEdge also will help to support and expand key relationships with customers, functional user groups and information provider partners.

WILL NEWSEDGE MAINTAIN ITS AUTONOMY?

NewsEdge will operate as a stand-alone business within the Thomson Legal & Regulatory market group, aligned with The Dialog Corporation. The core senior management team will remain with the company, and NewsEdge President and CEO Clifford Pollan will report to Dialog President and CEO Roy Martin.

TELL ME MORE ABOUT THOMSON, THOMSON LEGAL & REGULATORY AND DIALOG.

The Thomson Corporation (www.thomson.com), with 2000 revenues of approximately U.S.$6 billion, is a leading global e-information and solutions company in the business and professional marketplace. The corporation's common shares are listed on the Toronto and London stock exchanges. Thomson holds leading positions in the information sectors of the legal and regulatory, financial services, scientific, healthcare, education and corporate training markets on a global basis.

Thomson Legal & Regulatory (www.tlrg.com) provides e-information solutions to legal, tax, accounting, intellectual property, compliance and business professionals around the world. With 2000 revenues of US$2.6 billion and 17,000 employees, Thomson Legal & Regulatory has strong market positions in North America, Europe, Asia Pacific and Latin America. Thomson Legal & Regulatory is the largest market group within The Thomson Corporation.

Dialog (www.dialog.com) is a worldwide leader in providing online-based information services to organizations seeking competitive advantages in such fields as business, science, engineering, finance and law. Its products and services, such as Dialog(R), Profound(R) and DataStar(TM), offer organizations the ability to precisely retrieve data from more than 6 billion pages of key information, accessible via the Internet or through delivery to enterprise intranets. For almost three decades, Dialog's brands have been known for their breadth and depth of content, precision searching and speed. Headquartered in Cary, N.C., U.S.A., with offices around the world, Dialog products are used by more than 100,000 professional researchers in more than 100 countries.

WHAT IS THE CULTURE LIKE AT THOMSON LEGAL & REGULATORY?

There are both individual company cultures and a corporate culture within Thomson Legal & Regulatory, and they co-exist quite well. Thomson Legal & Regulatory allows each market-driven organization to retain the unique culture that has enabled its success while developing an appreciation for Thomson Legal & Regulatory businesses and people. In the past Thomson Legal & Regulatory has enjoyed its greatest moments when companies have come together to share best practices and knowledge and leverage one another's strengths.

Overall, Thomson Legal & Regulatory believes you will find that the culture is similar to NewsEdge in that both organizations place a high priority on customers and brand development. Thomson Legal & Regulatory is increasingly collaborating across the organization to develop and deliver not just individual products, but tailored solutions that give Thomson Legal & Regulatory a real competitive advantage.

WHAT IS INVOLVED IN THE TRANSITION PROCESS?

Thomson has extensive experience acquiring and integrating new companies. For each acquisition, it sets up integration teams that work hard at the business unit and functional levels to ensure that these companies are rapidly and successfully integrated into the Thomson systems and organization. Our track record has been excellent.

You will find that the Thomson Legal & Regulatory market group is experienced and works very quickly during integrations to avoid a prolonged period of uncertainty for employees and to get the businesses moving forward together.

WILL NEWSEDGE HEADQUARTERS REMAIN IN BURLINGTON, MASS.?

Yes.

WILL THERE BE A REDUCTION IN WORK FORCE AT THE NEWSEDGE CORPORATION?

It would be premature to speak to this issue before we have a chance to really learn about the business, and the people supporting it, firsthand. We are making this acquisition in order to grow our Thomson Legal & Regulatory business. We will be integrating the businesses to achieve maximum value for our customers and the right environment for our people. Our objective is to sustain the quality and depth of both organizations.

We appreciate the talent that comes with the acquisition. We will keep you informed if and when there is a decision that affects you. The best we can all do to prepare for this major integration is to conduct business as usual, finish the year strongly and get 2002 off to a good start. The acquisition makes both companies stronger in many respects and will create more opportunities within each of our businesses to develop and deliver new products to best serve our customers.

HOW WILL THIS IMPACT NEWSEDGE EMPLOYEES?

We hope the impact will be positive. The new combined business is expected to have more support for faster growth and profitability and greater ability to compete. Individual employees will likely see the rewards of that growth, as well as enhanced benefits and career development. We will strive to be timely and honest in our communications. We have not yet explored how many overlapping efforts could lead to combining individual or department roles with other Thomson Legal & Regulatory businesses or organizations. However, there are areas where the potential of growth will mean more resources.

WILL MY BENEFITS AND COMPENSATION CHANGE?

In the near term, your compensation, insurance and 401K will remain the same. In the coming months, you will receive benefits information from The Thomson Corporation. Open enrollment is in the fall, and any changes in your benefits will begin next year.

HOW DOES THIS ACQUISITION AFFECT MY NEWSEDGE STOCK OPTIONS?

The company is being acquired at a per-share price of $2.30. All stock options will be cancelled upon completion of the transaction. Each employee holding outstanding options that are exercisable as of the closing of the transaction will be entitled to receive, in exchange for the cancellation of each option, an amount of cash equal to the excess of the $2.30 per-share price in the tender offer over the per-share exercise price of the option, multiplied by the number of shares of common stock underlying the option.

WHAT CHANGES WILL THERE BE IN MY DAY-TO-DAY WORK?

Upon completion of the transaction, questions about day-to-day operations, as well as any questions about stationery, forms, expense and purchasing procedures, etc., will be addressed by your supervisor or Human Resources manager.

WHAT DO I TELL CUSTOMERS?

Our goal for the combined business is to be the foremost provider of e-information solutions to the legal, compliance, tax, accounting, government, corporate, financial and other professional markets worldwide. While it may be tough to anticipate all of the detailed questions that customers may ask you, here are some things you can tell customers if they ask:

o Upon completion of the transaction, NewsEdge will enhance the Thomson position in legal, compliance, tax, accounting, government, corporate, financial and other professional markets. NewsEdge will be aligned with Dialog, as part of the Thomson Legal & Regulatory market group. This acquisition underscores the commitment by Thomson Legal & Regulatory to provide the broadest and most powerful e-information solutions to the market segments we serve.

o The merger is expected to provide convenient access to more products and services and new combinations of products and services that better meet our customers' needs.

o NewsEdge is seen as a key to supporting the Thomson strategy of integrating its information and technology tools into customers' work processes.

ARE DIALOG AND NEWSEDGE CURRENTLY SERVICING THE SAME CUSTOMERS? DO THE COMPANIES COMPETE?

Dialog and NewsEdge are actually very complementary. The companies share some of the same target markets, such as large companies and information-intensive organizations. But the principal services provided - NewsEdge's news and current awareness and Dialog's vast collection of essential information - are different. We expect customers to benefit from the combination. Also important to note is that NewsEdge delivers services to large numbers of knowledge workers' desktops, broadening the reach of Dialog's traditional market within the professional information marketplace.

NewsEdge has many customers in the financial markets and delivers services from Thomson Financial, such as First Call and Disclosure. What will happen to the NewsEdge financial customer base and the relationship with Thomson Financial partners?

The acquisition should not impact NewsEdge's relationship with any customer. Moving forward, there may be an opportunity to explore synergies or cross-selling opportunities with NewsEdge and other Thomson companies.

WHAT IF WE GET INQUIRIES FROM THE MEDIA?

Send all media requests directly and immediately to:
     David M. Scott
     NewsEdge Vice President, Marketing
     Phone:  781-229-3302
     Fax:    781-229-3030
     Email:  David.Scott@NewsEdge.com
             ------------------------


This communication is for informational purposes only. It does not constitute an offer to purchase shares of NewsEdge or a solicitation/recommendation statement under the rules and regulations of the Securities and Exchange Commission. We urge all investors and security-holders of NewsEdge to read Thomson's tender offer statement and NewsEdge's solicitation/recommendation statement when they are filed with the Securities and Exchange Commission as they become available. They will contain important information and may be obtained from the Securities and Exchange Commission free at www.sec.gov.

===============================================================================
The following is the text of a document prepared by The Thomson Corporation and NewsEdge Corporation relating to the proposed tender offer and merger and distributed via e-mail by the NewsEdge Corporation to its customers.
===============================================================================

                                CUSTOMER E-MAIL
                          AUDIENCE: NEWSEDGE CUSTOMERS


August 7, 2001

Dear NewsEdge Customers and Partners:

Today marks an important and exciting day for NewsEdge and its customers and partners. Today, NewsEdge and The Thomson Corporation are announcing a definitive agreement under which Thomson will acquire NewsEdge by way of a cash tender offer to be made by a newly formed subsidiary of Thomson.

We think this is great news for our company and our customers. NewsEdge will be part of one of the world's premier e-information solutions companies - one that has a tremendous reputation for technology innovation and product excellence. On the strength of brands such as Dialog, Westlaw, SAEGIS, First Call/Thomson Financial and Primark, Thomson is the benchmark against which all other information companies are often measured.

NewsEdge will continue as a stand-alone business, aligned with Dialog, a worldwide leader in providing online-based information services to organizations seeking a competitive advantage. For NewsEdge, this means the considerable resources and reach of Thomson are now part of our essential DNA. For our customers, Thomson resources - specifically technology expertise, world-class content and editorial authority - are expected to be the catalyst for new features, functionality and usability for NewsEdge products that we believe will deliver even more power and value for you and your business.

In the near term, we expect your relationship with NewsEdge will continue unchanged. Moving forward as part of Thomson, our focus will be on developing new products, refining current products and defining the next standard in content solutions, real-time news and information, and electronic publishing technologies.

We currently anticipate that this transaction will close in the second half of 2001, subject to the tender of a majority of eligible shares of NewsEdge and other customary closing conditions. We look forward to sharing more information on our progress soon. In the meantime, we encourage you to contact your NewsEdge sales representative with any questions you may have.

Respectfully,


Clifford Pollan             Roy M. Martin, Jr.
President and CEO           President and CEO
NewsEdge Corporation        The Dialog Corporation

This communication is for informational purposes only. It does not constitute an offer to purchase shares of NewsEdge or a solicitation/recommendation statement under the rules and regulations of the Securities and Exchange Commission. We urge all investors and security-holders of NewsEdge to read Thomson's tender offer statement and NewsEdge's solicitation/recommendation statement when they are filed with the Securities and Exchange Commission as they become available. They will contain important information and may be obtained from the Securities and Exchange Commission free at www.sec.gov.


===============================================================================
  The following is a document prepared by The Thomson Corporation and NewsEdge Corporation relating to the proposed tender offer and merger and distributed by The Thomson Corporation to its customers and placed on NewsEdge Corporation's internet site at www.newsedge.com.
===============================================================================


                                      Q&A
  AUDIENCE: NEWSEDGE, DIALOG AND OTHER AFFECTED THOMSON CUSTOMERS AND PARTNERS


WHAT HAPPENED?

The Thomson Corporation, a leading global e-information solutions company in the business and professional marketplace, and NewsEdge Corporation have signed a definitive agreement under which a newly formed subsidiary of Thomson will make a tender offer for all the shares of common stock of NewsEdge for US$2.30 per share or approximately US$43 million, which includes cash in the business. Upon completion of the acquisition, NewsEdge will operate as an independent business within the Thomson Legal & Regulatory market group, aligned with Dialog. The core NewsEdge senior management team will remain with the company, and President and CEO Clifford Pollan will report to Dialog President and CEO Roy Martin. NewsEdge's headquarters will remain in Burlington, Mass.

WHY DOES THOMSON WANT TO ACQUIRE NEWSEDGE?

The proposed acquisition underscores the Thomson commitment to provide the broadest and most powerful e-information solutions to the legal, regulatory, government, corporate, financial and other professional markets. NewsEdge products will add a new dimension to existing Thomson Legal & Regulatory news and current awareness products, and complement its core primary and secondary legal and regulatory products and services.

WHAT CAN I EXPECT AS A RESULT OF THE ACQUISITION?

NewsEdge and its customers will have access to even more powerful information resources and new combinations of products and services to meet their needs.

WHEN WILL THE TRANSACTION CLOSE?

The closing of the offer, which is expected to be completed during the second half of the year, is conditioned upon the tender of a majority of eligible shares of NewsEdge and customary closing conditions. All of NewsEdge's directors and certain of the executive officers, as well as a significant shareholder of NewsEdge, have pledged to tender their shares in the offer and/or vote in favor of the Thomson acquisition.

WILL NEWSEDGE BE SHUT DOWN, OR ABSORBED BY OTHER THOMSON COMPANIES?

NewsEdge will operate as a stand-alone business within the Thomson Legal & Regulatory market group, aligned with Dialog. The core senior management team will remain with the company, and NewsEdge President and CEO Clifford Pollan will report to Dialog President and CEO Roy Martin.

HOW WILL MY SERVICE BE AFFECTED BY THE ACQUISITION?

Thomson and NewsEdge are working hard to ensure that the transition of NewsEdge to Thomson Legal & Regulatory will be seamless and that the high quality of products, services and customer service customers receive from NewsEdge will not be affected.

I ALSO SUBSCRIBE TO DIALOG OR OTHER THOMSON COMPANIES' SERVICES. HOW DOES THE ACQUISITION IMPACT THOSE RELATIONSHIPS?

There should be no immediate impact. Customers can continue their relationship with their Dialog or other Thomson company sales representative or account manager. After the acquisition, sales operations will continue to operate separately. However, as the integration strategy is developed and implemented during the next six months and strengths and synergies are determined, we anticipate joint offerings or cross-selling of NewsEdge, Dialog and other Thomson company product lines by both sales organizations.

WHAT IF A COMPANY IS A CUSTOMER OF DIALOG OR ANOTHER THOMSON COMPANY AND NEWSEDGE ALREADY?

NewsEdge, Dialog and other Thomson companies share some customers; however, NewsEdge's focus is on the end-user rather than on the information professional. In the instances when a customer is a client of both organizations, business and operations will continue separately, under current agreements, for the immediate future.

Thomson Legal & Regulatory and NewsEdge management teams will be meeting during the next six months to determine the procedures for moving forward. We expect to provide customers with any new information at that time.

ARE DIALOG AND NEWSEDGE CURRENTLY SERVICING THE SAME CUSTOMERS? DO THE COMPANIES COMPETE?

Dialog and NewsEdge are actually complementary. The companies share some of the same target markets, such as large companies and information-intensive organizations. But the principal services provided - NewsEdge's news and current awareness and the vast Dialog collection of essential information - are different. We expect customers to benefit from the combination. Also important to note is that NewsEdge delivers services to large numbers of knowledge workers' desktops, broadening the reach of Dialog's traditional market within the professional information marketplace.

NEWSEDGE HAS MANY CUSTOMERS IN THE FINANCIAL MARKETS AND DELIVERS SERVICES FROM THOMSON FINANCIAL, SUCH AS FIRST CALL AND DISCLOSURE. WHAT WILL HAPPEN TO THE NEWSEDGE FINANCIAL CUSTOMER BASE AND THE RELATIONSHIP WITH THOMSON FINANCIAL PARTNERS?

The acquisition should not impact NewsEdge's relationship with customers. Moving forward, there may be an opportunity to explore synergies or cross-selling opportunities with NewsEdge and other Thomson companies.

WHOM SHOULD I CONTACT WITH QUESTIONS REGARDING THE ACQUISITION AND MY ACCOUNT?

Customers should feel free to contact their NewsEdge account representative with questions. For more information on Thomson, the Thomson Legal & Regulatory market group or Dialog, visit www.thomson.com, www.tlrg.com, or www.dialog.com.

                             FOR DIALOG CUSTOMERS:
WHO IS NEWSEDGE?

With 2000 revenues of US$70.9 million, NewsEdge is a global provider of content solutions and electronic publishing technologies for business. It provides real-time news and information products and services to approximately 1,500 corporations and professional services firms worldwide.

NewsEdge combines patented technology, world-class content and specialized editorial processes to deliver tailored information and decision-support solutions to knowledge workers through three major lines of business - information and decision-support services, content solutions and electronic publishing technologies.

WHY IS THOMSON PURCHASING NEWSEDGE?

The acquisition underscores the Thomson commitment to provide the broadest and most powerful e-information solutions to the legal, regulatory, government, corporate, financial and other professional markets. NewsEdge products will add a new dimension to existing Thomson Legal & Regulatory news and current awareness products, and complement its core primary and secondary legal and regulatory products and services.

WHAT DOES THIS ACQUISITION MEAN TO DIALOG?

NewsEdge will operate as a stand-alone business within the Thomson Legal & Regulatory market group, aligned with Dialog. The core senior management team will remain with the company, and NewsEdge President and CEO Clifford Pollan will report to Dialog President and CEO Roy Martin.

THIS COMMUNICATION IS FOR INFORMATIONAL PURPOSES ONLY. IT DOES NOT CONSTITUTE AN OFFER TO PURCHASE SHARES OF NEWSEDGE OR A SOLICITATION/RECOMMENDATION STATEMENT UNDER THE RULES AND REGULATIONS OF THE SECURITIES AND EXCHANGE COMMISSION. WE URGE ALL INVESTORS AND SECURITY-HOLDERS OF NEWSEDGE TO READ THOMSON'S TENDER OFFER STATEMENT AND NEWSEDGE'S SOLICITATION/RECOMMENDATION STATEMENT WHEN THEY ARE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION AS THEY BECOME AVAILABLE. THEY WILL CONTAIN IMPORTANT INFORMATION AND MAY BE OBTAINED FROM THE SECURITIES AND EXCHANGE COMMISSION FREE AT WWW.SEC.GOV.

==============================================================================
  The following is a document prepared by NewsEdge Corporation relating to the proposed tender offer and merger.
==============================================================================


                                    NEWSEDGE
                           MANAGEMENT TALKING POINTS

VISION

The proposed acquisition of NewsEdge Corporation underscores The Thomson Corporation commitment to provide the broadest and most powerful e-information solutions to legal, regulatory, government, corporate, financial and other professional markets, and enhances the Thomson position in the business news and corporate market segments.

PRODUCT, MARKET STRATEGY

NewsEdge is seen as a key to supporting the Thomson strategy of integrating its information and technology tools within the daily work processes of its customers. NewsEdge's unique strength in developing enterprise content and decision-support solutions helps its customers more easily navigate and unlock the optimal value of all of their information assets. NewsEdge products also complement core Thomson Legal & Regulatory primary and secondary legal and regulatory products and services.

OPERATIONS

Thomson Legal & Regulatory and NewsEdge will realize important synergies in technology and product development; NewsEdge's strength in the corporate market also will enhance Thomson Legal & Regulatory marketing efforts with this important customer group.

ORGANIZATIONAL STRUCTURE

NewsEdge will operate as a stand-alone business within the Thomson Legal & Regulatory market group, aligned with The Dialog Corporation. The core senior management team will remain with NewsEdge, and NewsEdge President and CEO Clifford Pollan will report to Roy Martin, president and CEO of Dialog.

This communication is for informational purposes only. It does not constitute an offer to purchase shares of NewsEdge or a solicitation/recommendation statement under the rules and regulations of the Securities and Exchange Commission. We urge all investors and security-holders of NewsEdge to read Thomson's tender offer statement and NewsEdge's solicitation/recommendation statement when they are filed with the Securities and Exchange Commission as they become available. They will contain important information and may be obtained from the Securities and Exchange Commission free at www.sec.gov.

==============================================================================
  The following is a document prepared by The Thomson Corporation and NewsEdge Corporation relating to the proposed tender offer and merger.
==============================================================================

                     SALES, CUSTOMER SERVICE TALKING POINTS
                            AUDIENCE: ALL CUSTOMERS

VISION

The proposed acquisition of NewsEdge Corporation underscores The Thomson Corporation commitment to provide the broadest and most powerful e-information solutions to legal, regulatory, government, corporate, financial and other professional markets, and enhances the Thomson position in the business news and corporate market segments.

PRODUCT, MARKET STRATEGY

NewsEdge is seen as a key to supporting the Thomson strategy of integrating its information and technology tools within the daily work processes of its customers.

NewsEdge's unique strength in developing enterprise content and decision-support solutions helps its customers more easily navigate and unlock the optimal value of all of their information assets. NewsEdge products also complement core Thomson Legal & Regulatory primary and secondary legal and regulatory products and services.

Dialog and NewsEdge are viewed as complementary businesses. The companies share some of the same target markets, such as large companies and information-intensive organizations. But the principal services provided - NewsEdge's news and current awareness and the vast Dialog collection of essential information - are different.

Dialog and NewsEdge sales, marketing, customer service and billing functions will operate independently. The acquisition should not impact NewsEdge's relationship with customers.

OPERATIONS

Thomson Legal & Regulatory and NewsEdge are expected to realize important synergies in technology and product development; NewsEdge's strength in the corporate market also will enhance Thomson Legal & Regulatory marketing efforts with this important customer group.

As part of the Thomson Legal & Regulatory market group, NewsEdge will have access to broader resources to support its growth, product-development and marketing efforts.

ORGANIZATIONAL STRUCTURE

NewsEdge will operate as a stand-alone business within the Thomson Legal & Regulatory market group, aligned with Dialog. The core senior management team will remain with

NewsEdge, and NewsEdge President and CEO Clifford Pollan will report to Roy Martin, president and CEO of Dialog.

This communication is for informational purposes only. It does not constitute an offer to purchase shares of NewsEdge or a solicitation/recommendation statement under the rules and regulations of the Securities and Exchange Commission. We urge all investors and security-holders of NewsEdge to read Thomson's tender offer statement and NewsEdge's solicitation/recommendation statement when they are filed with the Securities and Exchange Commission as they become available. They will contain important information and may be obtained from the Securities and Exchange Commission free at www.sec.gov.